SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 40771 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10-1-03 (MM/DD/YY) AND ENDING 9-30-04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERNE AGEE CAPITAL MARKETS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 SHADES CREEK PARKWAY, SUITE 700
(No. and Street)

BIRMINGHAM (City) ALABAMA (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 NORTH 20TH STREET, STE 1800 (Address) BIRMINGHAM (City) ALABAMA (State) 35203 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

We, Christopher L. Frankel and Declan O'Beirne., swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee Capital Markets, Inc., as of September 30, 2004, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Signature

CEO

Title

Signature

CFO

Title

Notary Public

**CONTENTS OF REPORT**

This report contains (check all applicable boxes)

X (a) Facing page
X (b) Statement of Financial Condition
(c) Statement of Operations
(d) Statement of Changes in Financial Condition
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to m methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

KPMG

# STERNE AGEE CAPITAL MARKETS, INC.

(A Wholly Owned Subsidiary of Sterne, Agee & Leach Group, Inc.)

Statements of Financial Condition

September 30, 2004 and 2003

(With Independent Auditors' Report Thereon)

KPMG

**KPMG LLP**
SouthTrust Tower
Suite 1800
420 20th Street North
Birmingham, AL 35203

## Independent Auditors' Report

The Board of Directors
Sterne Agee Capital Markets, Inc.:

We have audited the accompanying statements of financial condition of Sterne Agee Capital Markets, Inc., (a Delaware corporation and a wholly owned subsidiary of Sterne, Agee & Leach Group, Inc.) as of September 30, 2004 and 2003. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Sterne Agee Capital Markets, Inc. as of September 30, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

November 24, 2004

**STERNE AGEE CAPITAL MARKETS, INC.**
(A Wholly Owned Subsidiary of Sterne, Agee & Leach Group, Inc.)

Statements of Financial Condition

September 30, 2004 and 2003

| **Assets** | | **2004** | **2003** |
|---|---|---|---|
| Cash and cash equivalents | $ | 2,095,518 | 804,905 |
| Securities owned, at fair value: | | | |
| Corporate stocks | | 7,999 | — |
| Limited market | | 419,112 | |
| Non–readily marketable securities | | 18,137 | 3,300 |
| | | 445,248 | 3,300 |
| Due from affiliates | | 158,918 | — |
| Furniture and equipment (less accumulated depreciation of $204,262 in 2004 and $170,785 in 2003) | | 70,938 | 85,581 |
| Other assets | | 128,304 | 115,844 |
| Total assets | $ | 2,898,926 | 1,009,630 |
| **Liabilities and Stockholder's Equity** | | | |
| Due to parent company | $ | 5,965 | 15,493 |
| Due to affiliates | | 368,363 | 27,917 |
| Securities sold but not yet purchased, at fair value: | | | |
| Corporate stocks | | 1,781 | — |
| Other | | 182,441 | — |
| | | 184,222 | — |
| Liabilities subordinated to claims of general creditors | | 750,000 | — |
| Other liabilities | | 301,773 | 340,738 |
| Total liabilities | | 1,610,323 | 384,148 |
| Commitments and contingencies (note 5) | | | |
| Stockholder's equity: | | | |
| Preferred stock, $0.01 par value. Authorized 40,000 shares, no shares issued or outstanding | | — | — |
| Common stock, $0.01 par value. Authorized 60,000 shares, issued and outstanding 2,500 shares both in 2004 and 2003 | | 25 | 25 |
| Additional paid–in capital | | 467,410 | 467,410 |
| Retained earnings | | 821,168 | 158,047 |
| Total stockholder's equity | | 1,288,603 | 625,482 |
| Total liabilities and stockholder's equity | $ | 2,898,926 | 1,009,630 |

See accompanying notes to the statements of financial condition.

## (1) Organization and Summary of Significant Accounting Policies

### (a) *Description of Business and Principles of Consolidation*

Sterne Agee Capital Markets, Inc. (the Company), a wholly owned subsidiary of Sterne, Agee & Leach Group, Inc. (SAL Group or the Parent), is a registered broker dealer with the Securities and Exchange Commission. Its principal business activities include the clearance of securities transactions for institutional and retail customers introduced by non–affiliated registered broker dealers as well as the execution of securities transactions for non–affiliated broker dealers. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SAL), an affiliate of the Company, to serve as the carrying broker, to clear and perform the majority of other back office operations and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the Securities and Exchange Commission. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement.

### (b) *Use of Estimates in Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

### (c) *Accounting for Securities Transactions and Other Activity*

Securities owned and receivables/payables with brokers and customers are recorded on a settlement date basis, which does not differ materially from a trade date basis

Securities owned and securities sold but not yet purchased are stated at fair value.

Marketable securities are stated at fair value based on quoted market price, and securities not readily marketable are stated at fair value as determined by management.

### (d) *Furniture and Equipment*

Furniture and equipment are recorded at cost. Depreciation and amortization are provided on a straight–line basis over the lesser of estimated useful lives of the assets or the remaining contractual term of the leases.

### (e) *Recent Accounting Pronouncements*

On April 30, 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities



(Continued)

under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (DIG) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on the Company's financial condition.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Mandatory redeemable financial instruments are subject to the provisions of this statement for the first fiscal period beginning after December 15, 2003. On November 7, 2003, the FASB deferred indefinitely the classification and measurement provisions related to mandatorily redeemable non–controlling interests. Management does not anticipate that the adoption of SFAS No. 150, or the related deferral, will have a material impact on the Company's financial condition.

In November 2002, the FASB issued FASB Interpretation (FIN) 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which addresses disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these disclosure requirements and recognition provisions of FIN 45 on January 1, 2003 did not have a material impact on the Company's financial condition.

In January 2003, the FASB issued FIN 46, which clarifies the application of Accounting Research Bulletin 51, *Consolidated Financial Statement*, to certain variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements apply to all variable interest entities created after January 31, 2003. The adoption of FIN 46 on January 1, 2003 did not have a material impact on the Company's financial position.

In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03–1, *Meaning of Other Than Temporary Impairment* (Issue 03–1). The Task Force reached a consensus on an other–than–temporary impairment model for debt and equity securities accounted for under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* and cost method investments. The basic model developed by the Task Force in evaluating whether an investment within the scope of Issue 03–1 is other–than–temporarily impaired is as follows: Step 1: Determine whether the


(Continued)

investment is impaired. An investment is impaired if its fair value is less than its cost. Step 2: Evaluate whether the impairment is other–than–temporary. Step 3: If the impairment is other–than–temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value. In September 2004, the FASB approved a Staff Position to delay the requirement to record impairment losses under Issue 03–01. The approved delay will apply to all securities within the scope of Issue 03–01 and is expected to end when new guidance is issued and comes into effect. Issue 03–01 did not have a material impact on the Company's statements of financial condition, as all securities owned by the Company are accounting for as trading securities under SFAS No. 115.

## (2) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2004 and 2003, the Company had net capital of $1,740,870 and $416,757, respectively, which was $740,870 and $366,757 in excess of required net capital, respectively.

The Company claims an exemption from the provisions of the Securities and Exchange Commission's Customer Protection–Reserves and Custody of Securities Rule (Rule 15c3–3) pursuant to Section (k)(2)(ii) of the Rule.

## (3) Wholesale Trading

In addition, the Company makes a market in over–the–counter securities and executes transactions on behalf of other broker dealers, both affiliated and non–affiliated.

## (4) Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the market place can absorb only a limited number of shares of a security for which a ready market seemingly exists.

At September 30, 2004, these securities represented equities at estimated fair values of $18,137.

## (5) Commitments and Contingencies

The Company, in its capacity as a broker dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management expects that the ultimate resolution of these and other matters will not have a material effect on the Company's financial position.



(Continued)

## (6) Related Party Transactions

SAL Group provides management, consulting, and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

SAL and SAL Group provide office space, communications, and clearing services to the Company in the normal course of operations.

SAL serves as the custodian for the Company for securities, cash, and other property owned by or in the fiduciary accounts.

## (7) Income Taxes

The Company is included in the consolidated federal income tax return filed by SAL Group. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Deferred tax liabilities and assets are determined under the liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using the enacted tax rates in effect for the applicable tax periods. In accordance with SFAS No. 109, *Accounting for Income Taxes*, the Company has recorded net deferred tax assets of $37,595 and $30,903 as of September 30, 2004 and 2003, respectively, which primarily represent differences relating to depreciation of fixed assets.

## (8) Liabilities Subordinated to Claims of General Creditors

On October 27, 2003, the Company entered into a subordinated loan agreement with Sterne, Agee & Leach, Inc., an affiliate of the Company, in the amount of $750,000. The agreement provides for interest payments at a rate of 4% per annum and is due on November 30, 2004.